Alston&Bird llp

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Keith E. Gottfried	Direct Dial: 202-239-3679	E-mail: keith.gottfried@alston.com

June 4, 2013

VIA E-MAIL AND EDGAR AS CORRESP

Mr. David L. Orlic, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Qualstar Corporation

Revised Preliminary Proxy Statement on Schedule 14A

Filed on June 3, 2013

File No. 001-35810

Dear Mr. Orlic:

At the request of and on behalf of our client, Qualstar Corporation, a California corporation (“Qualstar” or the “Company”), we are hereby responding to the comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) provided verbally to us on June 3, 2013 with respect to the above-referenced filing.

The Staff has requested that Qualstar revise the disclosure regarding the required vote for each of the proposals being submitted for a shareholder vote so that it addresses the effect of abstentions on the requirement under Section 602 of the California Corporations Code that the approval of a matter requires both (i) the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present, and (ii) the affirmative vote of a majority of the required quorum. In response to the Staff’s comment, Qualstar proposes to revise the disclosure on page 4 of the revised preliminary proxy statement under the bold-faced heading “What Vote is Required?” to replace the second full paragraph with the following:

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

June 4, 2013

“For each of Proposal 2 (ratification of Rights Agreement), Proposal 3 (authorization to adjourn the 2013 Annual Meeting), Proposal 4 (amended and restated Stock Incentive Plan) and Proposal 5 (appointment of SingerLewak LLP), approval will require both: (i) the affirmative vote of a majority of the shares present in person or represented by proxy and voting on the proposal and (ii) the affirmative vote of a majority of the quorum. For purposes of Proposals 2, 3, 4 and 5, abstentions and broker non-votes will not affect the outcome under clause (i), which recognizes only actual votes for or against the proposal. Abstentions and broker non-votes may affect the outcome under clause (ii) because abstentions and broker non-votes are counted for purposes of determining the quorum and have the effect of a vote against the proposal.”

* * * * * *

We appreciate the Staff’s review of Qualstar’s filing. If you have any questions regarding these responses, please feel free to contact me at (202) 239-3679. Facsimile transmissions may be sent to me at (202) 654-4879.

Very truly yours,

/s/ Keith E. Gottfried

Keith E. Gottfried

cc:     Lawrence D. Firestone, CEO – Qualstar Corporation

          John D. Pirnot, Corporate Secretary – Qualstar Corporation